Exhibit 1

British American Tobacco p.l.c. (the “Company”)

Board Committee Appointments

The Company announces that Lionel L. Nowell III, Holly Keller Koeppel and Luc Jobin, who were appointed as independent Non-Executive Directors of the Company with effect from 25 July 2017, have been appointed to the following Committees of the Board with effect from 2 October 2017:

Lionel L. Nowell, III
Member of the Audit Committee and Nominations Committee.

Holly Keller Koeppel
Member of the Audit Committee and Nominations Committee.

Luc Jobin
Member of the Remuneration Committee and Nominations Committee.

Paul McCrory
Company Secretary
British American Tobacco p.l.c.

3 October 2017

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